UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._____)*

J. Alexander’s Corporation

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

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(Title of Class of Securities)

466096104

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(CUSIP Number)

June 08, 2011

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent   amendment   containing   information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP NO. 466096104

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1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         FIPA, LLC

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2.       Check the Appropriate Box if a Member of a Group

                     (a)     [X]

                     (b)     [_]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization

         Florida

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Number of Shares Beneficially Owned by Each Reporting Person

(5)     Sole Voting Power               120,000

(6)     Shared Voting Power          0

(7)     Sole Dispositive Power       120,000

(8)     Shared Dispositive Power  0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

              120,000

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                        [_]

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11.      Percent of Class Represented by Amount in Row 9

             2.0%

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12.      Type of Reporting Person               CO

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CUSIP NO. 466096104

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1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Pagidipati Family Limited Partnership

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2.       Check the Appropriate Box if a Member of a Group

                     (a)     [X]

                     (b)     [_]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization

         Florida

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Number of Shares Beneficially Owned by Each Reporting Person

(5)     Sole Voting Power               270,188

(6)     Shared Voting Power          0

(7)     Sole Dispositive Power       270,188

(8)     Shared Dispositive Power  0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

              270,188

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                        [_]

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11.      Percent of Class Represented by Amount in Row 9

              4.5%

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12.      Type of Reporting Person               PN

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CUSIP NO. 466096104

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1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Rahul Pagidipati

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2.       Check the Appropriate Box if a Member of a Group

                     (a)     [X]

                     (b)     [_]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization

         USA

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Number of Shares Beneficially Owned by Each Reporting Person

(5)     Sole Voting Power               21,625

(6)     Shared Voting Power          390,188

(7)     Sole Dispositive Power       21,625

(8)     Shared Dispositive Power  390,188

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

              411,813

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                        [_]

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11.      Percent of Class Represented by Amount in Row 9

              6.9%

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12.      Type of Reporting Person              IN

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CUSIP NO. 466096104

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1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Drs. Devaiah and Rudrama Pagidipati joint tenants

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2.       Check the Appropriate Box if a Member of a Group

                     (a)     [X]

                     (b)     [_]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization

         Dr. Devaiah Pagidipati is a permanent resident of the United States of America and a citizen of India. Dr. Rudrama Pagidipati is a citizen of the United States of America.

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Number of Shares Beneficially Owned by Each Reporting Person

(5)     Sole Voting Power               5,421

(6)     Shared Voting Power          390,188

(7)     Sole Dispositive Power       5,421

(8)     Shared Dispositive Power  390,188

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

              395,609

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                        [_]

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11.      Percent of Class Represented by Amount in Row 9

              6.6%

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12.      Type of Reporting Person               IN

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CUSIP NO. 466096104

Item 1.  (a)      NAME OF ISSUER

                  J. Alexander’s Corporation

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3401 West End Avenue Suite 260, Nashville, TN 37203

Item 2.  (a)      NAMES OF PERSONS FILING

                  (i)      FIPA, LLC

                  (ii)     Pagidipati Family Limited Partnership

                  (iii)    Rahul Pagidipati

                  (iv)     Drs. Devaiah and Rudrama Pagidipati

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

2955 SE 3rd Court Ocala, FL 34471

         (c)      CITIZENSHIP

                  Dr. Devaiah Pagidipati is a citizen of India. Dr. Rudrama Pagidipati and Rahul Pagidipati are citizens of the United States of America. Both FIPA, LLC and Pagidipati Family Limited Partnership are organized in Florida.

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.05 per share (the "Common Stock").

         (e)      CUSIP NUMBER

                  466096104

Item 3.  Not Applicable.

Item 4.  OWNERSHIP.

Set forth below is the aggregate number of shares of Common Stock, held as of the date hereof by each of the  following,  together with the  percentage of the outstanding  shares of Common  Stock  that such  number  represents  based  upon 5,985,453 shares outstanding  as reported on the  Company's  SEC Form 8-K filed on May 25, 2011.

Name	Number of Shares	Percentage of Class Outstanding
FIPA, LLC	120,000	2.00%
Pagidipati Family LP	270,188	4.50%
Rahul Pagidipati	411,813	6.90%
Drs. Devaiah and Rudrama Pagidipati Jt Ten	395,609	6.60%

Total	417,234	6.96%

FIPA, LLC, Pagidipati Family LP, Rahul Pagidipati and Drs. Devaiah and Rudrama Pagidipati Joint Tenants have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group.  No member of the group has the power or right to vote or dispose of the shares of any other member of the group.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of 6/17/2011

                                                                FIPA, LLC

 By: /s/ Devaiah Pagidipati

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Name:   Devaiah Pagidipati

Chief Executive Officer

Pagidipati Family LP

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati

General Partner

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati

By: /s/ Devaiah Pagidipati

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Name:   Devaiah Pagidipati

By: /s/ Rudrama Pagidipati

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Name:   Rudrama Pagidipati

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned  hereby agree that the statement on Schedule 13G with respect to the Common  Stock of J. Alexander's Corporation dated as of June 8, 2011, and any amendments  thereto signed by each of the undersigned,  shall be filed on behalf of the  undersigned  pursuant to and in accordance  with the  provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of 6/17/2011

                                                                FIPA, LLC

 By: /s/ Devaiah Pagidipati

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Name:   Devaiah Pagidipati

Chief Executive Officer

Pagidipati Family LP

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati

General Partner

By: /s/ Rahul Pagidipati

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Name:   Rahul Pagidipati

By: /s/ Devaiah Pagidipati

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Name:   Devaiah Pagidipati

By: /s/ Rudrama Pagidipati

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Name:   Rudrama Pagidipati